
03056406

{ A PARADOX }

QLT INC.

2002

PARADOX: *a person or thing conflicting with a preconceived notion of what is reasonable or possible.*

Look just below the surface and you'll see that QLT is a paradox. Our company defies the preconceived notions of biotechnology companies in many ways. Solid growth with no debt. A new spin on the biotech risk:reward relationship. Profitable in an industry where most are not.

What you see at first glance is only part of the story. And what a story we have to tell.

When you read the facts about QLT—when you begin to understand how we offer more than most—it will change the way you see us.

TABLE OF CONTENTS



A PROFITABLE BIOTECH COMPANY

FINANCIAL HIGHLIGHTS


RECEIVED
APR 17 2003
OFFICE OF THE SECRETARY

(In millions of U.S. dollars, except employees and per share information)

YEAR ENDED DECEMBER 31,	2002	2001	2000	1999	1998
REVENUES					
REVENUES FROM VISUDYNE®	104.1	79.5	24.9	—	—
CONTRACT RESEARCH AND DEVELOPMENT	6.4	3.9	5.1	12.7	6.9
ROYALTIES ON PRODUCT SALES – PHOTOFRIN®	—	—	0.7	1.9	1.4
REVENUE FROM COLLABORATIVE ARRANGEMENTS	—	—	2.1	3.1	0.1
TOTAL REVENUES	110.5	83.4	32.8	17.7	8.3
RESEARCH AND DEVELOPMENT COSTS	42.3	42.9	32.8	32.5	23.0
NET INCOME (LOSS)	13.6	71.5	4.4	(24.6)	(17.9)
BASIC NET INCOME (LOSS) PER SHARE	0.20	1.05	0.07	(0.40)	(0.34)
DILUTED NET INCOME (LOSS) PER SHARE	0.20	1.04	0.06	(0.40)	(0.34)
WEIGHTED AVERAGE SHARES OUTSTANDING	68.2	67.8	66.9	61.5	53.3
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENT SECURITIES	207.9	162.8	165.4	178.3	51.0
TOTAL ASSETS	345.8	317.9	260.0	222.9	67.3
SHAREHOLDERS' EQUITY	313.5	292.7	236.0	200.0	55.0
SHARES OUTSTANDING AT END OF YEAR (IN MILLIONS)	68.4	68.0	67.7	64.9	54.5
EMPLOYEES	336	386	352	253	194

For complete financial statements and related discussion, please refer to QLT Inc.'s 10-K Annual Report available on our web site or upon request.

Certain statements in this Annual Report are "forward-looking statements" of QLT within the meaning of the *Private Securities Litigation Reform Act of 1995*, which involve known and unknown risks, uncertainties and other factors which may cause our actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements include, but are not limited to, those with respect to: anticipated levels of sales of Visudyne®; the potential to expand the market for Visudyne therapy; the anticipated timing and potential of competition to Visudyne therapy; the anticipated timing and progress of our planned or current clinical trials; the potential of our products in development, including tariquidar, QLT0074 and Visudyne for expanded uses; the ability of the Company to meet our clinical milestones; the intention of the Company to invest significantly in our clinical development programs; the intention of the Company to explore new opportunities for tariquidar and our other products; the anticipated timing of regulatory submissions for tariquidar and our other products; the market opportunities for and capabilities of QLT's products; the clinical development capability of QLT; the probability of success in developing and commercializing our products; the intention of the Company to strengthen our late-stage pipeline; the ability of the Company to meet our earnings per share growth target and other corporate goals; the proposed business strategies of the Company; statements relating to our intentions to provide direct sales and marketing support for certain products; statements relating to future operating results, future revenue growth or other anticipated business results and statements regarding what QLT offers as an investment opportunity. These statements are predictions only and are based on current expectations. Actual events or our actual results may differ materially. Factors that could cause such actual events or our actual results to differ materially from any future results expressed or implied by such forward-looking statements include, but are not limited to, the risks, uncertainties and other factors described in the Company's annual report on Form 10-K and other filings with the U.S. Securities and Exchange Commission. The Company does not assume any obligation to update forward-looking statements for subsequent events nor to explain why actual results differ.

KEY COMPANY FACTS

{ BUSINESS FOCUS } The discovery, development and commercialization of innovative therapies to treat cancer, eye diseases and niche areas for which treatments can be marketed by a specialty sales force.

{ SPECIALTY } QLT is a world leader in photodynamic therapy—the use of light-activated drugs in the treatment of disease—and has a successful history of drug development, having received regulatory approvals on all submissions made to date.

{ PRODUCTS SUCCESSFULLY BROUGHT TO MARKET }

1) Visudyne®, the first bio-pharmaceutical treatment for wet age-related macular degeneration (AMD), the leading cause of blindness in people over the age of 55. Visudyne is marketed through the Novartis Ophthalmics/QLT Inc. alliance.

2) Photofrin®, the world's first approved photodynamic therapy drug, used in the treatment of a variety of cancers. Photofrin was sold to Axcan Pharma Inc. in 2001.

{ PROFITABILITY } QLT has recorded profits for the past three years.

{ STOCK } Traded on Nasdaq under the trading symbol "QLTI" and on the Toronto Stock Exchange under the stock symbol "QLT".

{ OUTSTANDING SHARES } 68,560,793 (as of February 28, 2003)

{ FOUNDED } QLT was founded in 1981.

{ LOCATION } Headquartered in Vancouver, British Columbia, Canada

{ **AREAS OF DEVELOPMENT** }

VISUDYNE: Already approved in 69 countries, Visudyne is the most successfully launched ophthalmology product ever and it still has tremendous untapped potential. QLT is conducting clinical trials for Visudyne to treat additional conditions, which could significantly expand the market for this innovative therapy.

VERTEPORFIN: The generic name for Visudyne, this therapy is in final trials for the treatment of skin cancer.

TARIQUIDAR: Currently in the final phase of clinical trials, tariquidar is an exciting development in the area of multidrug resistance to chemotherapy during cancer treatment.

QLT0074: QLT's third photosensitizer is being studied for treatment of both benign prostatic hyperplasia (a form of prostate disease) and androgenetic alopecia (male pattern baldness).

OUR VISION

QLT's vision is to be among the top ten biotechnology companies worldwide in terms of market capitalization by 2010. The company's strategy is straightforward:

- maximize the potential of Visudyne
- continue to build a strong pipeline through early-stage development, clinical trials, in-licensing and other expansion opportunities
- manage the business for continuous growth

QLT CORPORATE GOALS

In both 2002 and 2003, we set specific, measurable goals for success. In 2002 we achieved our goals and we intend to do the same in 2003.

{ 2002 ACCOMPLISHMENTS }

- Achieved financial targets for sales and earnings per share, including 29% growth in Visudyne sales.
- Continued to maximize the potential of Visudyne by initiating several ocular studies as well as the multiple basal cell carcinoma study, filing the New Drug Application in Japan and securing a positive recommendation in Europe for the treatment of occult age-related macular degeneration.
- Developed the late-stage pipeline with the initiation of the tariquidar lung cancer study and the continuation of the tariquidar breast cancer study as well as the initiation of the Proof-of-Concept QLT0074 androgenetic alopecia study.

{ 2003 GOALS }

- Achieve financial targets for sales and earnings per share.
- Maximize the Visudyne sales opportunity by completing enrollment in key studies and investigating other potential indications.
- Progress and expand the development pipeline by completing enrollment and realizing positive interim results in the tariquidar lung cancer trial, by completing the QLT0074 androgenetic alopecia trial and by initiating the QLT0074 benign prostatic hyperplasia study.
- Strengthen and streamline the supply chain for key QLT projects and products, resulting in lower cost of goods.
- Progress towards becoming a fully integrated pharmaceutical company.
- Continue to transition employees to a high-performance corporate culture by establishing good goal-setting practices for all, increasing accountability and recognizing achievements.



A TEAM OF LEADERS

TO OUR SHAREHOLDERS

QLT is in the attractive position of having a significant revenue stream from Visudyne combined with the opportunity for tremendous future growth from new product development.

QLT is a paradox because we beat the odds. Out of thousands of biotech companies worldwide, we are one of only 18 earning a profit. We've done it for three years in a row and we intend to see our profits continue to grow.

The best way to describe QLT's performance in 2002 is *on target.* We were *on target* when it came to meeting goals for sales and earnings. Our plans for expanding the use of Visudyne were *on target.* And the progress of clinical trials for products in our development pipeline was *on target.*

Sales of Visudyne grew by almost 30% in 2002. We have achieved 70% penetration in the U.S. market for the treatment of predominantly classic age-related macular degeneration and our greatest growth is now being realized in Europe and other markets outside the U.S. As we work to increase global penetration and expand the list of approved indications, Visudyne sales will remain strong and so will our profits.

We have a late-stage development pipeline with several promising prospects, especially tariquidar, a product that has the potential to be the first and best in its class and is now in final-stage Phase III trials for the treatment of non-small cell lung cancer. We are currently conducting three other Phase III programs consisting of six trials as well as another six trials in Phase II, or mid-stage development, programs. We are hitting clinical milestones and advancing steadily.



PAUL HASTINGS PRESIDENT & CHIEF EXECUTIVE OFFICER

Not only has QLT developed and commercialized two products to date, we have submitted five major regulatory filings and had all five approved, a highly respectable success rate.

This is a company that is looking forward. We're a team of leaders moving together in one direction. We are setting realistic expectations and working hard to meet them. We've streamlined our business to ensure that the revenues gained from Visudyne are managed wisely to ensure future growth while creating shareholder value. Our significant clinical talents are focused on building a robust development pipeline that will form the basis of the company's growth in years to come.

We are very enthusiastic about the year ahead. While we plan to invest significantly in our clinical development programs, we have set a respectable and realistic earnings per share growth target for 2003. We will achieve this by working closely with our alliance partner, Novartis Ophthalmics, to realize the full potential of Visudyne, and by managing our expenses responsibly and demonstrating clinical progress.

We anticipate clinical progress on several fronts:

- the tariquidar Interim Analysis will be a critical milestone
- results from several Phase II clinical trials may advance key projects
- results of our alopecia and benign prostatic hyperplasia Proof-of-Concept studies will dictate the future of our QLT0074 projects
- Visudyne clinical results in other indications could further extend the use of this product

We are maintaining a focused business strategy: maximize the opportunities for Visudyne in the short and long term, continue to enhance our pipeline and meet our corporate development goals. We will provide strong support for pipeline programs while maintaining the flexibility to pursue in-licensing and acquisition opportunities.

On a personal note, I have been tremendously impressed with the flexibility and openness with which the people of QLT have handled a significant amount of change in 2002. We made changes to our management team and restructured the company to provide greater focus on our core programs. Yet our people continue to be committed to our goals and to the work that we do. Our employee commitment, as measured by an external research company, is among the highest of

Canadian companies. And our management team remains intent on building a high-performance corporate culture that upholds our core values, rewards productivity and encourages personal growth.

While a paradox may sometimes be difficult to comprehend, it's not hard to see the strengths of QLT. Look at us for our accomplishments—our proven track record of successfully developing and commercializing innovative products and the progress of products currently under development. Look at our fundamentals—our profitability, our positive cash position and the promise of revenue growth.

When you put it all together, you'll see that QLT offers both a solid investment and an exciting future. That may be a paradox in the world of biotechnology, but it's business as usual for QLT.

PAUL J. HASTINGS



President & Chief Executive Officer
March 2003



PIONEERS IN THE 21ST CENTURY

MAXIMIZING THE POTENTIAL OF VISUDYNE

We are committed to exploring all options to fight blindness with Visudyne therapy.

QLT and our alliance partner, Novartis Ophthalmics, continue to build upon the success of Visudyne, the most successfully launched ophthalmology product ever. Visudyne is an innovative product that uses light-activated therapy to treat wet age-related macular degeneration (AMD)—the leading cause of blindness in people over the age of 55.

Before Visudyne, there was no effective treatment for AMD. Visudyne has improved the quality of life for people around the globe, offering them the chance to preserve vision long term and avoid vision loss and the devastating impact of blindness.

The future is bright for Visudyne. There is still no other approved pharmaceutical treatment for AMD, and we do not anticipate there will be any competition until late 2004 at the earliest.

Visudyne is now approved in over 65 countries for the treatment of predominantly classic AMD and marketed through our alliance with Novartis Ophthalmics. This year we made excellent progress in maximizing the potential of Visudyne through geographic and therapeutic expansion, and for 2003 we expect steady, stable growth from Visudyne, particularly in markets outside the U.S. In addition to many new approvals, we made a submission for approval in Japan, which will open up a large market and contribute to Visudyne's long-term growth.

More than 50 countries have now approved Visudyne for the treatment of other eye diseases. Several countries, including the European Union, have approved Visudyne for occult AMD, a market with far greater potential than the predominantly classic AMD market. Once reimbursement has been secured, we have the potential to dramatically grow the sales of Visudyne in those countries. In addition, a Phase III, or final-stage, study of Visudyne for occult AMD is currently underway in preparation for a regulatory filing in the U.S.

We have placed a high priority on continuing to strengthen our alliance with our marketing partner, Novartis Ophthalmics, and to market Visudyne to its fullest. Together we will continue to work to expand and optimize the use of Visudyne. We are fully committed to further improving treatment outcomes for Visudyne therapy and maximizing patients' benefits with a comprehensive clinical trial program. In an effort to maximize this product in 2002, we continued with our development and commenced several Phase II and Phase III clinical trials. The success of these late-stage trials could expand the use of Visudyne by increasing retreatment rates and by extending its use to other ocular indications, including minimally classic AMD and diabetic macular edema.

We are also looking beyond the ocular market and have entered Phase III trials for the use of Visudyne (verteporfin) in treating a form of skin cancer. Multiple basal cell carcinoma is the most common cancer in humans and accounts for an estimated 75% of all skin cancers. Verteporfin could offer a group of these patients an appealing alternative to surgery, both in terms of its effectiveness and potential improvement in cosmetic outcome.

DISCOVERING THE POTENTIAL OF TARIQUIDAR

The U.S. Food and Drug Administration has recognized the potential of tariquidar with fast track status, ensuring a quick review once data are submitted.

Tariquidar is positioned to be QLT's next big success story. Not only does it have the potential to be first and best in its class, it is also the product upon which QLT plans to manage marketing and build our own sales force.

Tariquidar combats multi-drug resistance to chemotherapy drugs in cancer cells. Multi-drug resistance is one of the major barriers to successful cancer treatment. One reason it occurs is because of P-glycoprotein or P-gp, a membrane protein that pumps out cancer-fighting drugs from the tumor cell, thus preventing accumulation of the drug and reducing its effectiveness.

Clinical trials to date have shown that tariquidar is an effective inhibitor of P-gp. If current Phase III clinical trials demonstrate tariquidar's clinical effectiveness, it will represent a significant step forward in the treatment of multi-drug resistance in cancer patients.

In 2002 we initiated a large Phase III clinical trial in non-

{ HOW TARIQUIDAR WORKS AT A CELLULAR LEVEL }


ATP
cell wall
P-gp pump
(active transport protein)
Energy
chemotherapy drug
2nd generation P-gp inhibitors
3rd generation P-gp inhibitors


ATP

Without P-gp inhibitors, the P-gp pump expels much of the chemotherapy drug from the cell, decreasing the impact of the drug.


ATP

Second generation P-gp inhibitors compete with the chemotherapy, partially blocking their expulsion via the pump.


ATP

Third generation P-gp inhibitors are not themselves discharged but turn off the P-gp by affecting its energy supply (ATP) resulting in effective reversal of drug resistance.

small cell lung cancer, a market that offers tremendous opportunity to improve patient outcomes. Lung cancer is the leading cause of cancer-related deaths in the U.S., and non-small cell lung cancer accounts for an estimated 80% of all cases. The U.S. Food and Drug Administration (FDA) has recognized the potential of tariquidar in treating lung cancer by designating it a Fast Track Product. This means that the FDA will facilitate the development and expedite the review of tariquidar because of its potential to address critical unmet medical needs.

An Interim Analysis in mid-2003 will provide a recommendation of whether the non-small cell lung cancer trial should continue. Upon successful completion of the Phase III program, we anticipate filing for approval of tariquidar in the U.S. for use in combination with first line chemotherapy in advanced non-small cell lung cancer in 2005.

Our tariquidar clinical program is progressing, moving one step closer towards regulatory approval. This product offers tremendous promise in treating deadly cancers.

Lung cancer is just the first of several cancers we will investigate for treatment with tariquidar. We are also proceeding with a Phase II study in refractory breast cancer and will continue to explore other opportunities to optimize the use of this product.

INNOVATIVE USES FOR THIRD PHOTOSENSITIZER

QLT continues to pioneer the innovative use of photodynamic therapy.

As the world leader in the development of photodynamic therapy, QLT continues to pioneer in this area. QLT0074 is the third photosensitizer developed by QLT. We have begun Proof-of-Concept studies for treatment of benign prostatic hyperplasia (a form of prostate disease) and androgenetic alopecia (male pattern baldness).

Both of these conditions offer substantial market opportunities. Benign prostatic hyperplasia affects some 50 million aging men worldwide. More than half of men over the age of 60 and 90% of men over 85 will develop the disease. If it is found to be safe and effective, QLT0074 would offer treatment that is less invasive and less damaging to surrounding healthy tissues than current surgical treatments.

Ninety percent of all hair loss is caused by androgenetic alopecia. It affects more than 60 million people in the U.S. alone. Current treatments—surgery, hair transplants and drug therapies—can be invasive, costly or minimally effective. QLT0074 has the potential to offer a less invasive and more effective alternative to this large and growing market.

We also continue to explore additional opportunities for QLT0074, including use as a topical formulation in the treatment of dermatological conditions.

A ROBUST DEVELOPMENT PIPELINE

QLT's clinical development capability is one of our greatest strengths. Our extensive expertise with photodynamic therapy and proven ability to develop and commercialize products give us a high probability of success. Our track record speaks for itself: of the five major regulatory applications we have filed, including two New Drug Applications, all five have been approved.

Recognizing that a strong pipeline ensures our company's future growth, we are committed to strengthening our late-stage pipeline. We continue to explore opportunities to expand our pipeline through collaborations, acquisitions or in-licensing, as we did with Xenova Limited in acquiring the North American rights to tariquidar. And while we have enjoyed the strengths of our marketing partnership with Novartis, it is our intention to provide sales and marketing support for all products outside the Novartis/QLT alliance.

{ DEVELOPMENT PIPELINE }

INDICATIONS/PRODUCT	PRECLINICAL	PHASE I/II	PHASE III	SUBMISSION	MARKET
OPHTHALMOLOGY/VISUDYNE					
PREDOMINANTLY CLASSIC AMD					
CNV DUE TO PATHOLOGIC MYOPIA					
CNV DUE TO OCULAR HISTOPLASMOSIS					
OCCULT WITHOUT CLASSIC AMD					
EARLY RETREATMENT					
DELAYED LIGHT					
MINIMALLY CLASSIC AMD					
DIABETIC MACULAR EDEMA					
ONCOLOGY/VERTEPORFIN					
MULTIPLE BASAL CELL CARCINOMA					
ONCOLOGY/TARIQUIDAR					
NON-SMALL CELL LUNG CANCER					
REFRACTORY BREAST CANCER					
OTHER DISEASES/QLT0074					
BENIGN PROSTATIC HYPERPLASIA					
ANDROGENETIC ALOPECIA					
SIGNAL TRANSDUCTION					

CONSISTENTLY MEETING BUSINESS OBJECTIVES

Our focus is on setting and meeting realistic goals and managing resources responsibly.

Our entire organization was focused clearly on achieving specific corporate goals in 2002. One by one, we met those goals.

An important achievement this year was successfully meeting sales and earnings targets. This reflected the disciplined approach of our management team and helped build trust in management's guidance and performance.

We are working to build a high-performance corporate culture characterized by fiscal responsibility and accountability. Our enhanced Performance Review Process ensures that managers and staff are establishing measurable personal goals aimed at achieving results that are aligned with the strategic plan. And we are fostering the development of strong leaders throughout our organization.

There is a particular emphasis on managing our resources well. This led to the decision in November 2002 to streamline our workforce by about 20% and refocus on our key development activities. This proactive decision, which reduced our expenses while maintaining our core development capabilities, helps ensure we can continue developing and expanding Visudyne and our promising pipeline while also meeting our objective of significant and sustainable earnings growth.

CORPORATE GOVERNANCE

In addition to meeting the new standards of the Securities and Exchange Commission, the Sarbanes-Oxley Act and the Nasdaq Stock Market, QLT is also following the guidelines set by the Toronto Stock Exchange aimed at strengthening the performance and independence of boards of directors.

QLT follows the emerging standards in the area of corporate governance. Our Board of Directors includes a Corporate Governance Committee, which supports the Board's effectiveness through performance evaluations, continuing education and ongoing reviews of the Board's committee structure.

The Board is also following guidelines regarding director independence and has committees composed of entirely independent directors to deal with audit and risk, executive compensation and nomination of new directors.

By adopting high standards of corporate governance, our company is demonstrating its commitment to ethical behavior and high performance.



FAMILIARITY WITH THE UNKNOWN

{ ENVIRONMENTAL MANAGEMENT PLAN } QLT has created a plan to ensure we are always operating in a manner that is as environmentally responsible as possible. We have developed specific policies regarding issues such as hazardous materials management, energy efficiency, waste management and green procurement. We regularly monitor our Environmental Management Plan and communicate extensively within our organization and with our suppliers and partners to encourage environmental stewardship.

{ COMMUNITY INVOLVEMENT } QLT's commitment to improving the lives of people extends beyond our work. Through our Corporate Sponsorship program, we donated to more than 30 community organizations in 2002. We have identified our sponsorship priorities as health organizations/service agencies in our scientific areas of interest, science education, our neighborhood and the United Way. The company again matched dollar for dollar the generous contributions of our employees to our local United Way campaign. We also continued ongoing fundraising commitments to organizations such as Canadian Guide Dogs for the Blind, the Canadian Institute for the Blind's Digital Library Services Campaign and the Vancouver Food Bank.

AWARDS IN 2002

QLT was recognized for our achievements in many ways in 2002, some of which include:

- "Top 50 Employers in Canada". QLT ranked 27th on the annual Globe and Mail's Report on Business Magazine list.
- Profit Magazine's "100 Fastest Growing Companies in Canada".
- "Fast 50". QLT ranked 10th on the 2002 Deloitte & Touche Canadian Technology Fast 50 list.
- "Top 50 Corporate Knights in Canada" recognizing outstanding corporate citizenship based on QLT's commitment to its employees and the community.
- The Canadian Prix Galien Award, one of the highest accolades for pharmaceutical research and development, was awarded to QLT founder Dr. Julia Levy and Dr. David Dolphin.
- The Friesen-Rygiel Prize was also given to Drs. Julia Levy and David Dolphin for the most outstanding discovery generated in a Canadian academic institution that leads to the creation of a commercial enterprise.

ORGANIZATIONS SUPPORTED

Canadian Guide Dogs for the Blind
CNIB *Digital Library Services Campaign*
Dr. Peter Centre Capital Campaign
United Way
Courage to Come Back Awards
Vancouver Food Bank
Festival Vancouver
BC Camp for Kids
Pacific Spirit Run
REACH *Community Health Care Centre*
Spinoza the Talking Bear
Big Sisters of BC
Vancouver Raise A Reader Campaign
Canadian Cancer Society
Breast Cancer Society of Canada
AIDS *Monument*
Camp Moomba for Kids
UNICEF
Hope Air
YWCA
Mount Pleasant Family Centre
Science Fair Foundation
Vancouver School Board
The Crisis Intervention and Suicide Prevention Centre of BC
The Wonder of Christmas
The Urban Native Indian Education Society
Mountain View Neighborhood Project
Science Council of BC
Quest Outreach Society
Lower Mainland Back to School Program
Tactile Colour Communication Society
The BC Foundation for Prostate Disease

CORPORATE DIRECTORY

DIRECTORS

E. Duff Scott [2,4,5]
President, Multibanc NT Financial Group

Peter A. Crossgrove [1,3,4]
Chairman, Massonite International Corporation

Jan Dlouhy, Ph.D [1,2]
Retired Vice President, Licensing and Acquisitions, Medical and Agricultural Groups, American Cyanamid Company

Paul J. Hastings
President and Chief Executive Officer, QLT Inc.

Ronald D. Henriksen [2,3]
Chief Investment Officer, Twilight Venture Partners, LLC

Julia G. Levy, Ph.D
Executive Chairman, Scientific Advisory Board, QLT Inc.

Alan C. Mendelson [1,4]
Senior Partner, Latham & Watkins LLP

Jack Wood [2,3]
Executive Vice President, CSL Limited

[1] *Member of the Audit Committee*

[2] *Member of the Nominating Committee*

[3] *Member of the Executive Compensation Committee*

[4] *Member of the Corporate Governance Committee*

[5] *Chairman of the Board of Directors*

EXECUTIVE COMMITTEE

Paul J. Hastings
President and Chief Executive Officer

Mohammad Azab, M.D
Senior Vice President and Chief Medical Officer

Robert Butchofsky
Vice President, Marketing and Sales Planning

Alain Curaudeau
Senior Vice President, Project Planning and Management

Michael J. Doty
Senior Vice President and Chief Financial Officer

Therese Hayes
Vice President, Corporate Communications and Investor Relations

Linda Lupini
Senior Vice President, Human Resources and Administration

Lawrence Mandt
Senior Vice President, Quality and Regulatory Affairs

Patricia McNicol, Ph.D
Senior Director, Scientific Affairs

William Newell
Senior Vice President and Chief Business Officer

Ian Patrick, Ph.D
Vice President, Manufacturing and Pharmaceutical Development

CORPORATE HEADQUARTERS

887 Great Northern Way
Vancouver, B.C. Canada V5T 4T5
TEL: 604-707-7000
FAX: 604-707-7001
WEB: **www.qltinc.com**

REGISTERED AND RECORDS OFFICE

Farris, Vaughn, Wills & Murphy
2600 – 700 West Georgia Street
Vancouver, B.C. Canada V7Y 1B3

TRANSFER AGENT AND REGISTRAR OFFICE

Computershare Trust Company of Canada
Stock and Bond Transfer Department
510 Burrard Street
Vancouver, B.C. Canada V5C 3B9

For change of address, lost stock certificates and other related inquiries, please write to the above address.

INDEPENDENT AUDITORS

Deloitte & Touche, Vancouver, Canada

STOCK LISTINGS

The Company's Common Shares are traded on the Toronto Stock Exchange under the symbol QLT and on the Nasdaq Stock Market under the symbol QLTI.

FORM 10K ANNUAL REPORT

A copy of the Company's Form 10-K Annual Report, as filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators is available on our web site at **www.qltinc.com**, **www.sedar.com** or upon request from:

QLT Inc.
Corporate Communications Department
887 Great Northern Way
Vancouver, B.C. Canada V5T 4T5

ANNUAL MEETING

The Annual Meeting of the Shareholders will be held at the Four Seasons Hotel in Vancouver, B.C. at 10:00 a.m. on Thursday, May 22, 2003.

Visudyne® is a registered trademark of Novartis AG.
Photofrin® is a registered trademark of Axcan Pharma Inc.

MEDIA CORPORATION PHOTO COMPOSITING: FIREBOY CREATIVE CEO PHOTO: MARK MUSHET WRITING: KAREN SPEIRS PRINTING: INTERMEDIA PRESS

A PARADOX NO LONGER

When the story is told, the paradoxes disappear. The seemingly conflicting factors—team of leaders, profitable biotech, pioneers in the 21st century—all make sense. They come together to form the story of QLT, a compelling story of success and promise.

QLT is a strong, stable, focused company. A company with a track record of success. A company with the right business strategy, the right people and the right product pipeline. A company developing products with a promising future.

We're proud of what we do. We're excited about where we're going.

This is our business. And we're in it for life.

OUR BUSINESS IS SCIENCE.
OUR PRODUCT IS LIFE.



QLT Inc.

QLT Inc.
887 Great Northern Way
Vancouver, B.C. Canada
V5T 4T5

www.qltinc.com